SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.     )*

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

March 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Stonepine Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,013,636 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,013,636 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,636 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Represents 2,013,636 shares of the issuer’s common stock held by Stonepine Capital, L.P. as of April 3, 2014. The general partner of Stonepine Capital, L.P. is Stonepine Capital Management, LLC.
(2)	The calculation of percentage of beneficial ownership was derived from the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014, in which the issuer stated that the number of shares of its common stock outstanding as of March 7, 2014 was 51,957,936.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Stonepine Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,013,636 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,013,636 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,636 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%(2)
12	TYPE OF REPORTING PERSON HC

(1)	Represents 2,013,636 shares of the issuer’s common stock held by Stonepine Capital Management, LLC in its capacity as general partner of Stonepine Capital, L.P., which holds 2,013,636 shares.
(2)	The calculation of percentage of beneficial ownership was derived from the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014, in which the issuer stated that the number of shares of its common stock outstanding as of March 7, 2014 was 51,957,936.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Timothy P. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 786,845
	6	SHARED VOTING POWER 2,013,636 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 786,845
	8	SHARED DISPOSITIVE POWER 2,013,636 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,481 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 2,800,481 shares of the issuer’s common stock held by Timothy P. Lynch, and includes 2,013,636 shares held by Stonepine Capital, L.P. and 786,845 shares held by Mr. Lynch, as of April 3, 2014. Mr. Lynch is a managing member of Stonepine Capital Management, LLC. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P.
(2)	The calculation of percentage of beneficial ownership was derived from the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014, in which the issuer stated that the number of shares of its common stock outstanding as of March 7, 2014 was 51,957,936.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jon M. Plexico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 55,000
	6	SHARED VOTING POWER 2,013,636 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 55,000
	8	SHARED DISPOSITIVE POWER 2,013,636 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,636 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 2,068,636 shares of the issuer’s common stock held by Jon M. Plexico, and includes 2,013,636 shares held by Stonepine Capital, L.P. and 55,000 shares held by Mr. Plexico, as of April 3, 2014. Mr. Plexico is a managing member of Stonepine Capital Management, LLC. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P.
(2)	The calculation of percentage of beneficial ownership was derived from the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014, in which the issuer stated that the number of shares of its common stock outstanding as of March 7, 2014 was 51,957,936.

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Item 1(a).	Name of Issuer:

SciClone Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

SciClone Pharmaceuticals, Inc. 950 Tower Lane, Suite 900 Foster City, CA 94404

Items 2(a),
2(b) and 2(c)	Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G (this “Schedule”) is being filed on behalf of Stonepine Capital, L.P., Stonepine Capital Management, LLC, Jon M. Plexico and Timothy P. Lynch (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

c/o Stonepine Capital Management, LLC 475 Gate Five Road, Suite 320 Sausalito CA 94965

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

80862K104

Item 3.	Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: As indicated on items 5-9 and 11 of pages 2-5 of this Schedule(1)

(b) Percent of class: As indicated on item 11 of pages 2-5 of this Schedule 1)

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: As indicated on items 5 and 7 of pages 4-5 of this Schedule (1)

(ii) Shared power to vote or direct the vote: As indicated on items 5-9 of pages 2-5 of this Schedule (1)

(iii) Sole power to dispose or to direct the disposition of: As indicated on items 6 and 8 of pages 4-5 of this Schedule (1)

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(iv) Shared power to dispose of or direct the disposition of: As indicated on items 5-9 of pages 2-5 of this Schedule (1)

(1)    (1) Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule, which Items are incorporated by reference herein. The securities reported on this Schedule (the “Securities”) include shares of the issuer’s common stock that have been issued to Stonepine Capital, L.P., Timothy Lynch and Jon M. Plexico. As of April 3, 2014, the number of shares of the issuer’s common stock held by Stonepine Capital, L.P. is 2,013,636 shares; the number of shares of the issuer’s common stock held by Timothy P. Lynch is 786,845 shares; and the number of shares of the issuer’s common stock held by Jon M. Plexico is 55,000 shares. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P., and therefore may be deemed to be the beneficial owner of the Securities beneficially owned by Stonepine Capital, L.P. Each of Timothy P. Lynch and Jon M. Plexico is a managing member of Stonepine Capital Management, LLC and each may be deemed to be the beneficial owner of the Securities held by Stonepine Capital, L.P. as each may direct the vote and disposition of such Securities. Mr. Lynch and Mr. Plexico each disclaims beneficial ownership of the Securities beneficially owned by Stonepine Capital, L.P. except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

This statement is filed on behalf of Stonepine Capital, L.P., Stonepine Capital Management, LLC, Timothy P. Lynch and Jon M. Plexico. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P., and therefore may be deemed to be the beneficial owner of the Securities beneficially owned by Stonepine Capital, L.P. Each of Timothy P. Lynch and Jon M. Plexico is a managing member of Stonepine Capital Management, LLC and each may be deemed to be the beneficial owner of the Securities held by Stonepine Capital, L.P. as each may direct the vote and disposition of such Securities.

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

STONEPINE CAPITAL, L.P.

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member of General Partner

STONEPINE CAPITAL MANAGEMENT, LLC

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member

/s/ Jon M. Plexico
Jon M. Plexico

/s/ Timothy P. Lynch
Timothy P. Lynch

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